FIRST AMENDMENT
TO THE
COVANTA HOLDING CORPORATION
2014 EQUITY AWARD PLAN

WHEREAS, Covanta Holding Corporation (the “Company”) adopted the Covanta Holding Corporation 2014 Equity Award Plan (the “Plan”) to promote the interests of the Company and its stockholders by using equity interests in the Company to attract, retain and motivate its management, non-employee directors and other eligible persons and to encourage and reward their contributions to the Company’s performance and profitability; and
WHEREAS, it is desirable to amend the Plan to: (i) reserve an additional 6,000,000 shares of the Company’s common stock for issuance under the Plan; (ii) reflect changes made to Section 162(m) of the Internal Revenue Code of 1986, as amended, pursuant to the Tax Cuts and Jobs Act, and subsequent transition guidance issued in Notice 2018-68; and (iii) make such other changes deemed appropriate by the Board of Directors of the Company.
NOW, THEREFORE, BE IT RESOLVED, that, the Board of Directors does hereby authorize, adopt and approve and recommend to the Company’s stockholders that, subject to the approval of the Company’s stockholders, the Plan shall be amended effective as of May 9, 2019 in the following particulars:
1.    Section 2(a) of the Plan is amended in its entirety to read as follows:
“(a)    Shares Available for Issuance. Subject to Section 9 of the Plan, the total number of Shares available for grants of Awards under the Plan will consist of (i) 1,015,817 Shares as of the Effective Date under the Former Plans; (ii) any Shares which become available from the Former Plans after the Effective Date in accordance with this Section 2; and (iii) 12,000,000 additional Shares. Awards maybe issued entirely in the form of Incentive Stock Options or through any one or more form of Awards authorized under the terms of the Plan. As of the Effective Date, no additional awards will be made from the Former Plans. The Shares subject to an Award under the Plan may be authorized but unissued, or reacquired Common Stock as treasury shares.”
2.    Section 2(b) of the Plan is amended in its entirety to read as follows:
“(b)    General Award Limitations. Subject to adjustment as provided in Section 9 of the Plan, no Recipient may be granted (i) Options or Stock Appreciation Rights during any 12-month period commencing on or after January 1, 2018 with respect to more than 1,000,000 Shares, or (ii) Restricted Stock Awards, Restricted Stock Unit Awards, or Performance Shares, that are intended to comply with the Section 162(m) Exception (during any calendar year prior to 2018) and are denominated in Shares, under which more than 500,000 Shares may be earned during a 12-month vesting period or performance period. No Recipient may be granted Performance Units that are intended to comply with the Section 162(m) Exception (during any calendar year prior to 2018) and are denominated in cash under which more than $5.0 million may be earned for each twelve (12) months in the performance period. Each of the limitations in this section shall be multiplied by two (2) with respect to Awards granted to a Recipient during the first calendar year in which the Recipient commences employment with the Company and its Subsidiaries. In determining the number of Shares with respect to which a Recipient may be granted an Award in any calendar year, any Award which is canceled during such calendar year shall count against the maximum number of Shares for which an Award may be granted to a Recipient.”
3.    Section 2(c) of the Plan is amended in its entirety to read as follows:
“(c)    Limitations on Director Awards. In addition and subject to Section 9, non-employee Directors shall be entitled to receive annual compensation for serving as a Director, subject to the following limitations with respect to any Director other than the Chairman of the Board, the sum of (i) the aggregate grant date value of Awards granted to such Director during a calendar year and (ii) any cash fees paid to such Director during the same calendar year, shall not exceed $500,000. With respect to the Chairman of the Board, the sum of (x) the aggregate grant date value of Awards granted to such Chairman during a calendar year and (y) any cash fees paid to such Chairman during the same calendar year, shall not exceed $1,000,000.”
4.    Section 2(d) of the Plan is amended in its entirety to read as follows:
“(d)    Shares Eligible for Reissuance. If any Shares subject to an Award of Performance Shares, Restricted Stock or Restricted Stock Units are forfeited, such Shares shall, to the extent of such forfeiture, be added to the Shares available for grant under the Plan on a one-for-one basis. In the event that withholding tax liabilities arising from an Award of Performance Shares, Restricted Stock or Restricted Stock Units are satisfied by the withholding of Shares by the Company, then in such case the Shares so withheld shall be added to the Shares available for grant under the Plan on a one-for-one basis. No Shares subject to a Stock Appreciation Right or a Stock Option shall be added to Shares available for grant under the Plan, even if (i) the Shares are covered by a Stock Appreciation Right or Stock Option that is partially or completely forfeited or unexercised or (ii) the Shares are withheld to satisfy tax withholding obligations following exercise of a Stock Appreciation Right or Stock Option.”
5.    Section 2(e) of the Plan is amended in its entirety to read as follows:
“(e)    Dividends on Awards. If an Award under the Plan is subject to vesting, any dividend and dividend equivalents with respect to such Award shall be paid only upon, and to the extent that, the underlying Award vests.
6.    Section 4(c)(ii) of the Plan is amended in its entirety to read as follows:
“(ii)    Rights of Restricted Stock Recipients. Except as provided in this Section 4(c) of the Plan, the applicable Award Agreement and Applicable Law, the Recipient shall have, with respect to the Shares of Restricted Stock, the same right to vote such Shares as a stockholder of the Company holding the class or series of Common Stock that is the subject of the Award Agreement would have, if such right to vote such Shares is set forth in the Award Agreement. Cash dividends on the Shares of Restricted Stock that are the subject of an Award Agreement that permits any award of cash dividends, shall be paid in cash to the Recipient only if, and at such time as, the underlying Shares of Restricted Stock vest. Dividends on Restricted Stock that are payable in Common Stock shall be paid in the form of Restricted Stock that will vest only if, and at such time as, the underlying Shares of Restricted Stock vest. If there is a pro rata distribution of warrants or other rights to acquire shares of Common Stock, then the Recipient shall have the right to participate in or receive such warrants or other rights, provided, however, that any shares of Common Stock acquired pursuant to the exercise of such warrants or other rights shall be subject to the same vesting requirements and restrictions as the underlying Common Stock.”
7.    Section 4(c)(iii) of the Plan is amended in its entirety to read as follows:
“(iii)    Rights of Restricted Stock Unit Recipients. The Recipient of Restricted Stock Units shall not have any of the rights of a stockholder of the Company and has no right to vote any shares of Common Stock or to receive any cash dividend. The Committee shall be entitled to specify in a Restricted Stock Unit Award Agreement that in the event that the Company declares a dividend on its Common Stock, the Company will hold in escrow an amount in cash equal to the dividend that would have been paid on the Restricted Stock Units had they been converted into the same number of shares of Common Stock and held by Recipient on the record date of such dividend. Upon adjustment and vesting of the Restricted Stock Unit, any cash payment due with respect to such dividends shall be made to the Recipient. No cash payment will be made with respect to such dividends if the underlying Restricted Stock Unit does not vest.”
8.    Section 7 of the Plan is amended in its entirety to read as follows:
“Section 7.    Qualified Performance-Based Compensation
For Awards granted prior to January 1, 2018, the Committee may designate any Award as “qualified performance-based compensation” for purposes of the Section 162(m) Exception. Accordingly, in the case of such Awards, the Plan shall be administered and the provisions of the Plan or any related Award Agreement shall be interpreted in a manner consistent with the Section 162(m) Exception. Any Awards designated as “qualified performance-based compensation” shall be conditioned on the achievement of objective tests based on one or more of the following performance measures as determined by the Committee:
(i)    earnings;
(ii)    operating profits (including measures of earnings before interest, taxes, depreciation and amortization (“EBITDA”), or adjusted EBITDA);
(iii)    free cash flow or adjusted free cash flow;
(iv)    cash from operating activities;
(v)    revenues;
(vi)    net income;
(vii)    financial return ratios;
(viii)    market performance;
(ix)    stockholder return and/or value;
(x)    net profits;
(xi)    earnings per share;
(xii)    profit returns and margins;
(xiii)    stock price;
(xiv)    stock price compared to a peer group of companies;
(xv)    working capital;
(xvi)    capital investments;
(xvii)    returns on assets;
(xviii)    returns on equity;
(xix)    returns on capital investments;
(xx)    selling, general and administrative expenses;
(xxi)    discounted cash flows;
(xxii)    productivity;
(xxiii)    expense targets;
(xxiv)    market share;
(xxv)    cost control measures;
(xxvi)    strategic initiatives;
(xxvii)    changes between years or periods that are determined with respect to any of the above-listed performance criteria;
(xxviii)     net present value; and
(xxix)    economic profit.
Performance criteria may be measured solely on a Company, Subsidiary or business unit basis, on specific capital projects or groups of projects or a combination thereof. Further, performance criteria may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected performance criteria. The measure for any such award may include or exclude items to retain the intents and purposes of specific objectives, such as losses from discontinued operations, extraordinary gains or losses, the cumulative effect of accounting changes, acquisitions or divestitures, foreign exchange impacts, acceleration of payments, costs of capital invested, discount factors, and any unusual or nonrecurring gain or loss. In order for an Award granted prior to January 1, 2018 to qualify as performance-based under Section 162(m) of the Code, the performance criteria will be established before 25% of the performance period has elapsed and will not be subject to change (although future awards may be based on different performance criteria). The performance periods may extend over one to five calendar years, and may overlap one another.”
9.    Section 13(b) of the Plan is amended in its entirety to read as follows:
“(b)    Withholding Obligations. The Committee may take such steps as are considered necessary or appropriate for the withholding of any federal, state, local or foreign taxes of any kind which the Company is required by any law or regulation of any governmental authority to withhold in connection with any Award under the Plan, including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Stock to be issued under the Plan, until such time as the Recipient has paid the Company for any amount which the Company is required to withhold with respect to taxes. Unless otherwise determined by the Committee, withholding obligations may be settled with vested Common Stock, including vested Common Stock that is part of the Award that gives rise to the withholding requirement. Any such tax withholding of Common Stock shall be based on the maximum statutory withholding rates for the Participant for federal, state and local tax purposes (including the Participant’s share of payroll or similar taxes) in the applicable jurisdiction. The Committee may establish such procedures as it deems appropriate, including the making of irrevocable elections, for the settlement of withholding obligations with vested Common Stock.”

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